UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-52791
CUSIP NUMBER:	735867 10 3

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	November 30, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

PORTAGE RESOURCES INC.
Full Name of Registrant

Former Name if Applicable

Av. Benavides 441, Apto 101B, Miraflores
Address of Principal Executive Office (Street and Number)

Lima 18, Peru
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended November 30, 2011 will not be submitted by the deadline due to a situation whereby additional time is required to complete the assembly of the necessary documentation and for our independent auditors to review the Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Paul Belfiore	511	733-5100
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [ X] No []
For the six months ended November 30, 2011 we had net losses of ($24,505,425) as compared to net losses of ($7,344) for the six months ended November 30, 2010.   The majority of the loss ($24,388,000) was related to the impairment of mineral claims recorded during the six month period ended November 30, 2011.  Additionally, general and administrative expenses increased from $5,694 for the six months ended November 30, 2010 to $82,379 for the comparable six months ended November 30, 2011.  Professional fees increased from $1,650 for the six months ended November 30, 2010 to $16,081 for the comparable six  months ended November 30, 2011 and  legal fees for the six months ended November 30, 2010 were $nil as compared to $8,589 for the six months ended November 30, 2011.   We also expended $10,375 on exploration expenses during the six months ended November 30, 2011 as compared to $Nil expenditures for the six months ended November 30, 2010.

PORTAGE RESOURCES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 17, 2012	By:	/s/ Paul Belfiore
		Name:	Paul Belfiore
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).